

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Atish Shah
Executive Vice President, Chief Financial Officer and Treasurer
Xenia Hotels & Resorts, Inc.
200 S. Orange Avenue, Suite 2700
Orlando, FL 32801

      Re: Xenia Hotels & Resorts, Inc.
          Form 10-K for the year ended December 31, 2023
          File No. 001-36594

Dear Atish Shah:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction